UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

Of the Kingdom of Sweden

Date of end of last fiscal year: December 31, 2012

Securities registered as of December 31, 2012

Amounts as to Which
	Registration is	Names of Exchanges
Title of Issue	Effective	on Which Registered
Kingdom of Sweden 11 1/8 % Bonds with warrants Due 2015	$60 000 000	New York Stock Exchange

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Charlotte Rydin

General Counsel

RIKSGÄLDSKONTORET

SE-103 74 STOCKHOLM

Sweden

The information set forth below is to be furnished:

1. In respect of each issue of securities of the registrant registered, a brief statement as to:

(a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b) The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

There has been no such failure.

2. A statement as of the close of the last fiscal year of the registrant giving total outstanding of:

(a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item).

The total principal amount of direct internal funded debt of the registrant outstanding as of December 31, 2012 was Swedish kronor (SEK) 761 285 million. (1)

In addition, there were outstanding various internal loans, in a total amount of SEK 1 463 057 million guaranteed by the registrant as to principal and interest.

(1) Such debt does not include debt of State-owned companies, public enterprises or local authorities.

(b) External funded debt of the registrant. (Total to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)(1)

The total principal amount of direct external funded debt of the registrant outstanding as of December 31, 2012 was as follows: (in thousands)

U.S. dollars (USD)	7 824 667
Australian dollars (AUD)	200 000
Euro (EUR)	5 060 101
Pounds sterling (GBP)	80 102

In addition, there were outstanding various external loans, which are guaranteed by the registrant as to principal and interest. The total principal amount of these contingent liabilities outstanding as of December 31, 2012 was as follows: (in thousands)

External Debt Guaranteed by the Kingdom of Sweden

U.S. dollars (USD)	3 877 941
Euro (EUR)	11 618 934
Pounds sterling (GBP)	60 000
Japanese yen (JPY)	15 700 00
Norwegian kroner (NOK)	5 750 000
Swiss franc (CHF)	243 600
Special Drawing Rights and Unit of Accounts (SDR, UA)	1 279 780

(1) Such debt does not include debt of State-owned companies, public enterprises or local authorities.

3. A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Internal funded debt as of December 31, 2012(1)

(Payable in Swedish kronor)

Title and Interest Rate	Date of Issue	Year of final maturity	Principal amount outstanding
			(thousands of SEK)
Treasury Bonds:
1.50% of 2011	30-aug 2011	2013	9 500 000
6.75% of 1997	05-maj 1997	2014	77 750 085
Index linked zero coupon bonds of 1994 (1)	01-apr 1994	2014	4 256 627
Index linked 3.5% bonds of 1999 (1)	26-apr 1999	2015	56 087 857
4.50% of 2004	06-sep 2004	2015	65 490 115
3% of 2005	19-sep 2005	2016	47 988 900
3.75% of 2006	15-sep 2006	2017	62 025 775
Index linked 0.5% bonds of 2010	23-sep 2010	2017	22 779 017
4.25 of 2007	21-nov 2007	2019	65 807 120
Index linked 4% bonds of 1995 (1)	01-dec 1995	2020	38 166 364
5% of 2004	28-jan 2004	2020	50 730 780
3.5% of 2011	09-feb 2011	2022	77 444 500
Index linked 0.25% bonds of 2011 (1)	15-sep 2011	2022	17 579 709
1.5% of 2023	22-oct 2012	2023	30 500 000
Index linked 3.5% bonds of 1997 (1)	01-dec 1997	2028	3 850
Index linked 3.5% bonds of 1999 (1)	19-apr 1999	2028	53 371 813
2.25% of 2032	30-mar 2012	2032	11 000 000
3.50% of 2009	30-mar 2009	2039	42 250 450
Assigned bonds 2005-2006		2015	79 794
Total Treasury Bonds			732 812 756

Lottery Bonds:(2)
1.6% of 2008	17-nov 2008	2013	3 600 000
0.6% of 2011	23-nov 2011	2014	2 900 000
1.0% of 2010	02-dec 2010	2014	6 600 000
1.5% of 2011	03-maj 2011	2015	3 900 000
1.6% of 2009	25-nov 2009	2015	5 400 000
1.6% of 2010	19-apr 2010	2016	4 500 000
0.8% of 2017	30-apr 2012	2017	2 000 000
Retained			-427 280
Total Lottery Bonds			28 472 720
Total Internal Funded Debt			761 285 476

(1)	At time of issue paid in discounted amount.
(2)

Lottery bonds do not bear interest; bonds are selected by lot (two or three times a year) to receive prizes. The interest rates indicated are the aggregate amount of prizes paid annually as a percentage of the nominal value of the bond. The principal amount of all bonds is paid at maturity.

Internal Debt Guaranteed by the Kingdom of Sweden as of December 31, 2012

(Payable in Swedish kronor)

Principal Amount Outstanding
(thousands of SEK)
Standing Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Svenska Skeppshypotekskassan (Swedish Ships’ Mortgage Bank)	350 000
Others	55 000
Total	405 000
Other Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Deposit Insurance	1 225 531 320
Pension guarantees	8 227 233
Öresundsbro Konsortiet (bridge and tunnel construction)	12 234 191
Bank Guarantee Programme	6 068 400
Others	12 748
Total	1 252 073 892
Guarantees of the State Acting Through the Following State Agencies other than Riksgäldskontoret:
Exportkreditnämnden (The Export Credit Guarantee Board)	204 396 000
Bostadskreditnämnden (The National Housing Credit Guarantee Board)	1 699 865
Sida (Swedish International Development Agency)	3 259 000
Others	1 223 000
Total	210 577 865

Total Internal Guaranteed Debt	1 463 056 757

External Funded Debt as of December 31, 2012

(Payable in Foreign Currencies)

Title and Interest Rate	Date of Issue	Year of Final Maturity	Principal Amount Outstanding	Equivalent in Swedish kronor(1)
			(in thousands)
US Dollars			USD
1.750% Bonds of 2010	27-apr 2010	2013	1 000 000
1.0% Bonds of 2011	22-mar 2011	2013	2 000 000
1.0% Bonds of 2011	25-maj 2011	2014	1 500 000
0.375% Bonds of 2012	18-maj 2012	2015	2 250 000
0.375% Bonds of 2012	22-dec 2012	2015	1 000 000
11.125% Bonds of 1985	12-jun 1985	2015	67 081
10.25% Bonds of 1985	01-nov 1985	2015	7 586
Total US Dollars			7 824 667	52 010 740

Pounds Sterling			GBP
9.75% Bonds of 1985	20-nov 1985	2014	80 182	875 836
Total Pounds Sterling			80 182	875 836

Euro(2)			EUR
0.875 bonds of 2011	23-aug 2011	2013	1 000 000
3.125% Bonds of 2009	28-apr 2009	2014	4 000 000
0.625% Bonds of 2012	13-feb 2012	2015	1 500 000
9.405% Bonds of 1996 (ESP)	09-apr 1996	2026	60 101
Total Euro			6 560 101	65 666 192

Australian Dollar			AUD
5.75% Bonds of 2005	03-mar 2005	2015	200 000
Total Australian Dollar			200 000	1 121 529

Sum public Debt				119 674 297
Non public funded debt				1 502 248

Total External Funded Debt				121 176 545
Total of External Short Term Floating Debt				168 239 032
Total debt denominated in foreign currency				289 415 576

(1)	The valuation in Swedish kronor of foreign currency loans has been made at the exchange rates in effect on the date of issue.
(2)	Original currency of issuance within parentheses.

External Debt Guaranteed by the Kingdom of Sweden as of December 31, 2012

(Payable in foreign currencies)

		Principal Amount Outstanding	Equivalent in Swedish kronor(1)
(thousands)
Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Nordiska Investeringsbanken (Nordic Investment Bank)	EUR	710 107	6 118 705
Sweden House in St. Petersburg, Russia	USD	3 263	21 258
Öresundsbro Konsortiet (bridge and tunnel construction)	GBP	60 000	629 484
Öresundsbro Konsortiet (bridge and tunnel construction)	EUR	215 499	1 856 867
Öresundsbro Konsortiet (bridge and tunnel construction)	JPY	9 700 000	733 582
Öresundsbro Konsortiet (bridge and tunnel construction)	NOK	5 750 000	6 711 400
Bank Guarantee Programme	EUR	1 500 000	12 924 900
Bank Guarantee Programme	USD	1 510 000	9 838 556
Bank Guarantee Programme	JPY	6 000 000	453 600
Bank Guarantee Programme	CHF	150 000	1 069 590
Total			40 357 942
Guarantees Issued by the Government:
International Bank for Reconstruction and Development (IBRD)	USD	1 810 151	11 794 219
Multilateral Investment Guarantee Agency (MIGA)	USD	16 208	105 607
European Bank for Reconstruction and Development (EBRD)	EUR	541 590	4 666 664
European Investment Bank (EIB)	EUR	6 564 715	56 565 520
Council of Europe Development Bank (CEB)	EUR	123 724	1 066 080
Nordic Investment Bank (NIB)	EUR	1 963 299	16 916 964
Inter-American Development Bank (IDB)	USD	538 319	3 507 469
Asian Development Bank (AsDB)	SDR	343 140	3 436 204
African Development Bank (AfDB)	SDR	936 640	9 379 513
Eurofima	CHF	93 600	667 424
Total			108 105 664

Total External Guaranteed Debt			148 463 606

RECAPITULATION OF GUARANTEED DEBT:
Total Internal Guaranteed Debt			1 463 056 757
Total External Guaranteed Debt			148 463 606
Total Guaranteed Debt			1 611 520 363

(1)              Translation of amounts in foreign currencies to Swedish kronor has been made at exchange rates in effect as of December 31, 2012 as follows: 6.5156 Swedish kronor per U.S. dollar, 10.4914 Swedish kronor per British Pound Sterling, 0.0756 Swedish kronor per Japanese yen, 8.6166 Swedish kronor per Euro, 1.1672 Swedish kronor per Norwegian krona, 7.1306 Swedish kronor per Swiss Franc, and 10.014 Swedish kronor  per Special Drawings Right.

4. a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

The following have been repurchased by the issuer and cancelled and are no longer outstanding (as of December 31, 2011):

11 1/8 % Bonds with warrants of 6/12/1985, due 2015	$532 919 000

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate needs to be furnished only if it is practicable to do so.

Not practicable.

(3) Total amount otherwise outstanding.

As of December 31, 2012:

11 1/8 % Bonds with warrants of 6/12/1985, due 2015	$67 081 000

(b) If a substantial amount is set forth in answer to paragraph (a) (1) above, describe briefly the method employed by the registrant to reacquire such securities.

Securities bought in the market.

5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

a) Internal floating indebtedness of the registrant.

(Total to be stated in the currency of the registrant).

Internal Floating Debt as of December 31, 2012

(Payable in Swedish Kronor)

Principal amount outstanding
(thousands of SEK)
Treasury Bills	105 238 000
CCY Swaps	-141 975 000
Foreign Exchange forwards in SEK	73 142 268
Liquidity management instruments	25 123 939
Money market assets	29 908 407
National Debt Savings	21 156 813
Collateral	17 350 000
Total Internal Floating Debt	129 944 427

RECAPITULATION OF INTERNAL DEBT:
Total Funded Debt	761 285 476
Total Floating Debt	129 944 427
Total Internal Debt	891 229 903

b) External floating indebtedness of the registrant.

(Total to be stated in the respective currencies in which payable).

External Floating Debt as of December 31, 2012

Title and Interest Rate	Principal Amount Outstanding	Equivalent in Swedish kronor(1)
(thousands)
EUR
Eurocommercial Paper Program of 1988 (2)
Total USD		76 623 355
Collateral		23 538 357
Liquidity management instruments		-755 412
CCY Swaps		141 975 000
Foreign Exchange forwards		-73 142 268
Total External Floating Debt		168 239 032

(1)              The valuation in Swedish kronor of foreign currency loans has been made at the exchange rates in effect on the date of issue.

(2)              In addition to U.S. dollars, Swiss francs, Japanese yen and Pound sterling, the notes may also be issued in Euro, Australian dollars, Canadian dollars and Danish kroner with a maximum maturity of 365 days. The interest on the notes is variable and a function of market conditions at the time of issuance.

RECAPITULATION OF EXTERNAL DEBT:
Total External Funded Debt	121 176 545
Total External Floating Debt	168 239 032
Unrealised currency gains/loss (3)	-27 983 849
Total External Debt	261 431 728

(3)              According to exchange rates per December 31, 2012.

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Central Government Revenues and Expenditures(1)

Revenues on cash flow basis	Fiscal year 2012
(millions of SEK)
Revenues
Taxes:
Taxes on income, capital gains and profits (2)	-25 400
Statutory social securities fees	362 500
Taxes on property	32 600
Value added tax	303 800
Petrol tax (3)
Tobacco tax	11 900
Alcoholic beverage tax	12 300
Tax on energy consumption	65 000
Taxes on road traffic	11 200
Other taxes	-56 300
Total taxes	717 600
Non-tax revenues
Operating surpluses (4)	8 000
Interest received by the Government	5 800
Other non-tax revenues (5)	35 000
Total non-tax revenues	48 800

Capital revenues	300
Loan repayment	1 300
Computed revenues (6)	9 700
Contributions from the European Union	9 800
Total other revenues	21 100
Total Revenues	787 600

Exenditures
The Swedish political system	11 529
Economy and fiscal administration	13 511
Tax administration and collection	10 272
Justice	38 213
Foreign policy administration and international co-operation	1 550
Total defence	45 462
International development assistance	30 197
Immigrants and refugees	8 248
Health care, medical care, social services	58 690
Financial security in the event of illness and disability	94 853
Financial security in old age	41 342

Financial security for families and children	75 579
Financial security in the event of unemployment	6 753
Labour market and working life	66 633
Study support	21 068
Education and university research	53 837
Culture, the media, religious organisations and leisure	12 318
Planning, housing supply and construction	981
Regional balance and development	3 408
General environment and conservation	4 831
Energy	2 713
Communications	42 861
Agriculture and forestry, fisheries etc.	16 387
Business sector	5 882
General grant to municipalities	85 138
Interest on Central Government Debt. etc.	27 381
Contribution to the European Community	31 452
Total expenditures (all areas of expenditure)	811 087
Budget deficit	23 514
Transactions outside closed accounts
Net lending by Riksgäldskontoret	1 009
Adjustment to cash basis (7)	384
Transfer from the National Pension Fund (8)
Net borrowing requirement (9)	-24 907

(1)	No receipts/revenues are pledged or otherwise specifically allocated to any issue registered.

(2)		2012
	Net personal income taxes	-110 300
	Corporate income taxes	77 800
	Other income taxes	7 100

(3)	From 1995/96 Petrol tax is included in tax on energy consumption.
(4)	Primarily net surplus of public enterprises, other agencies and the Riksbank and income from lotteries, etc.
(5)	Primarily revenues from real estate investments, dividends on state-owned shares, administrative fees and changes and revenues from sales.
(6)

Primarily cash payments by public utilities to the Government representing depreciation on capital funds invested in them by the state and revenues and expenditures for Government pensions. Expenditures for Government pensions can be in excess of revenues and therefore the remainder of this revenue heading can be in excess of revenues and can show a deficit.

(7)	Excluding Transfer from National Pension Fund.
(8)	The old-age pension reform has taken on a partially new role as of 1999. The funding responsibility for disability and survivor pensions has been transferred to the Central Government budget.
(9)	As of 1997, the Net borrowing requirement is identical to the Central Government budget balance. A negative Net borrowing requirement is equivalent with a budget balance surplus.

7. (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action not previously reported.

None.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Virtually all exchange control regulations were abolished on July 1, 1989. Foreign exchange control may, in accordance with the treaties of the European Union, only be reintroduced under certain extraordinary circumstances such as if Sweden is involved in a war.

8. Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

(In millions of SEK)
Aug 31, 2013
Notes and coins (excluding bank holdings)	88 160
Gold reserves of Sveriges Riksbank	33 473

9. Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

FOREIGN TRADE BY COMMODITY GROUP

	Year ended December 31, 2012
	(millions of SEK)%
Exports (f.o.b.)
Food Products, Beverage and Tobacco	57 921	5
Wood Products	23 680	2
Pulp	17 435	1
Paper and Board	75 861	6
Petroleum Products	108 553	9
Coal and other Fuels	8 663	1
Iron and Steel	57 111	5
Iron Ore	22 731	2
Non-Ferrous Metals	27 032	2
Other Minerals	11 120	1
Other Raw Materials	2 747	0
Manufactured Metal	32 832	3
Machinery and Equipment	325 265	28
Motor Vehicles and Spare Parts	122 051	10
Ships	3 892	0
Chemicals and Plastics	130 991	11
Clothes, Shoes and Leather	16 716	1
Other Manufactured Products	117 230	10
Other Products	7 866	1
Total Exports	1 169 694	100

	Year ended December 31, 2012
	(millions of SEK)%
Imports (c.i.f.) by country of consignment
Food Products, Beverage and Tobacco	101 529	9
Wood Products	6 782	1
Pulp	3 553	0
Paper and Board	13 795	1
Petroleum Products	57 042	5
Crude Oil	113 893	10
Coal and other Fuels	7 161	1
Iron and Steel	39 792	4
Non-Ferrous Metals	18 667	2
Other Minerals	15 448	1
Other Raw Materials	9 773	1
Manufactured Metal	30 766	3
Machinery and Equipment	279 929	25
Motor Vehicles and Spare Parts	107 317	10
Ships	1 375	0
Chemicals and Plastics	124 487	11
Clothes, Shoes and Leather	39 485	4
Other Manufactured Products	130 183	12
Other Products	981	0
Total Imports	1 101 959	100

GEOGRAPHIC DISTRIBUTION OF FOREIGN TRADE

	Year ended December 31, 2012
	millions of SEK	%
Exports (f.o.b.)

European Union (EU15)
United Kingdom	90 031	8
Germany	114 591	10
Denmark	74 593	6
Finland	75 249	6
Other EU15 countries (1)	242 194	21
Total EU15	596 658	51

European Free Trade Association (EFTA)
Norway	120 458	10
Other EFTA countries (2)	15 456	1
Total EFTA	135 914	12

Central and Eastern Europe (3)	70 789	6
Russia	23 668	2
United States	74 999	6
Japan	17 076	1
State trading countries in Asia and America (4)	38 128	3
OPEC countries (5)	31 426	3
Other countries	181 036	15

Total Exports	1 169 694	100

(1) France, Netherlands, Belgium, Luxembourg, Italy, Ireland, Greece, Spain, Portugal, Austria

(2) Switzerland, Liechtenstein, Iceland

(3) Albania, Bosnia and Herzegovina, Bulgaria, Estonia, Croatia, Latvia, Lithuania, Former Jugoslav Republic of Macedonia, Poland, Romania, Slovakia, Slovenia, Czech Republic, Hungary, Kosovo, Serbia, Montenegro

(4) China, North Korea, Cuba, Mongolia

(5) Algeria, United Arab Emirates, Indonesia (until 2008), Iraq, Iran, Kuwait, Libyan Arab Jamahiriya, Nigeria, Qatar, Saudi Arabia, Venezuela, Angola (from 2007), Ecuador (from 2007)

	Year ended December 31, 2012
	millions of SEK	%
Imports (c.i.f.) by country of consignment

European Union (EU15)
United Kingdom	72 195	7
Germany	190 924	17
Denmark	93 291	8
Finland	55 876	5
Other EU15 countries (1)	243 145	22
Total EU15	655 431	59

European Free Trade Association (EFTA)
Norway	100 720	9
Other EFTA countries (2)	10 190	1
Total EFTA	110 910	10

Central and Eastern Europe (3)	92 538	8
Russia	58 036	5
United States	35 682	3
Japan	12 665	1
State trading countries in Asia and America (4)	44 884	4
OPEC countries (5)	13 981	1
Other countries	77 832	7

Total Imports	1 101 959	100

(1) France, Netherlands, Belgium, Luxembourg, Italy, Ireland, Greece, Spain, Portugal, Austria

(2) Switzerland, Liechtenstein, Iceland

(3) Albania, Bosnia and Herzegovina, Bulgaria, Estonia, Croatia, Latvia, Lithuania, Former Jugoslav Republic of Macedonia, Poland, Romania, Slovakia, Slovenia, Czech Republic, Hungary, Kosovo, Serbia, Montenegro

(4) China, North Korea, Cuba, Mongolia

(5) Algeria, United Arab Emirates, Indonesia (until 2008), Iraq, Iran, Kuwait, Libyan Arab Jamahiriya, Nigeria, Qatar, Saudi Arabia, Venezuela, Angola (from 2007), Ecuador (from 2007)

10. The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need to be furnished only if the registrant has published balances of international payments).

Balance of Payment

December 31, 2012
(billions of SEK)
Current account	212.1
Trade in goods (f.o.b.-f.o.b.)	84.3
Net trade of goods	61
Correction items	23.4
Services	112.3
Transportation	20.1
Travel	34.6
Other services	126.8
Compensation of employees	-2.4
Investment income	81.1
Direct investment	80
Portfolio investment excl.fin derivatives	-8.5
Income on equity	43.5
Income on debt (interest)	-52
Other investment	9.6
Current transfers	-63.2
Contributions etc. to/from the EU	-23.4
Development assistance grants	-11
Other current transfers	-28.8
Capital account	-4.4
Contributions etc. to/from EU, investmest	0.1
Developmenst assistance grants, investment	-5.7
Other	1.2
Financial account	-88.7
Direct investment	-97.2
Abroad	-206.5
Equity capital	-55.6
Loans etc.	-25.4
Reinvested earnings	-125.5
In Sweden	109.3
Equity capital	155.3
Loans etc.	-96
Reinvested earnings	50.1
Portfolio investment excl. fin derivatives	97.8
Assets (change in Swedish inv abroad)	-219.8
Equity securities	-201.7
Debt securities	-18.1
Liabilities (change in foreign inv in Sw.)	317.6
Equity securities	26.9
Debt securities	290.6
Financial derivatives	36.2
Other investment	-122
Assets (change in Swedish inv abroad)	-82.3
Loans	-111
Trade credits & other	28.7
Liabilities (change in foreign inv in Sw.)	-39.6
Loans	-9.3
Trade credits & other	-30.3
Reserve assets	-3.5
Net errors and omissions	-119

This annual report comprises:

a) Pages numbered 1 to 20 consecutively.

b) The following exhibits:

Exhibit a) None

Exhibit b) None

Exhibit c) Budget Statement

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report, to be signed on its behalf by the undersigned, thereunto duly authorized, at Stockholm, Sweden, on the 10th day of October, 2013.

Kingdom of Sweden

Acting through Riksgäldskontoret

By:	/s/ Thomas Olofsson
Thomas Olofsson
Director and Head of Funding

By:	/s/ Charlotte Rydin
Charlotte Rydin
General Counsel